Exhibit 99.2

Genius Sports Reports First Quarter Results Ahead of Expectations and Raises Full-Year Revenue and

Group Adj. EBITDA Guidance

•	Group Revenue of $97.2m, exceeding first quarter guidance of $92.0m

•	Group Net Loss of ($25.2m) and Group Adj. EBITDA of $8.0m, exceeding first quarter guidance of $3.0m

•	2023 Group Revenue and Adj. EBITDA outlook increased to $400m and $49m, respectively, up from prior outlook of $391m and $41m

•	Genius expects to expand Group Adj. EBITDA Margins from 5% in 2022 to 12% in 2023

LONDON & NEW YORK, May 9, 2023 – Genius Sports Limited (NYSE:GENI) (“Genius Sports” or the “Group”), the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media, today announced financial results for its fiscal first quarter ended March 31, 2023.

“Following a strong year of execution in 2022, we are pleased to continue our momentum to start the new year, with the first quarter of 2023 marking another period of outperformance relative to our guidance,” said Mark Locke, Genius Sports Co-Founder and CEO. “2023 is the year in which Genius expects to significantly accelerate Group Adj. EBITDA profitability and rapidly expand margins. Our first quarter results demonstrate the operating leverage of our business model, built to benefit from positive industry trends and support sustainable, profitable growth. As a result, I have a greater sense of confidence in our ability to achieve full-year financial targets beyond our initial expectations, leading us to raise our 2023 outlook.”

$ in thousands	Q123	Q122%		Constant currency %
Group Revenue	97,229	85,923	13.2%	19.1%
Betting Technology, Content & Services	64,740	49,721	30.2%	38.6%
Media Technology, Content & Services	21,764	24,129	(9.8%)	(6.7%)
Sports Technology & Services	10,725	12,073	(11.2%)	(7.3%)
Group Net loss	(25,168)	(40,198)	37.4%	37.3%
Group Adjusted EBITDA	8,042	(2,893)	378.0%	292.9%
Group Adjusted EBITDA Margin	8.3%	nm	nm	nm

nm	= not meaningful

Q1 2023 Financial Highlights

•	Group Revenue: Group revenue increased 13% year-over-year to $97.2 million. On a constant currency basis, revenue increased $15.6 million, or 19% year-over-year.

○

Betting Technology, Content & Services: Revenue increased 30% (39% on a constant currency basis) year-over-year to $64.7 million, driven by new customer acquisitions and growth among existing customers as a result of price increases on contract renewals and renegotiations.

○

Media Technology, Content & Services: Revenue decreased (10%) (7% decrease on a constant currency basis) year-over-year to $21.8 million, due to lower advertising spend relative to the first quarter of 2022.

○	Sports Technology & Services: Revenue decreased (11%) (7% decrease on a constant currency basis) year-over-year to $10.7 million, due to lower revenues from non-cash consideration contracts.

•	Group Net Loss: Group net loss was $25.2 million in the quarter compared to a net loss of $40.2 million in the first quarter ended March 31, 2022.

•

Group Adjusted EBITDA: Group Adjusted (non-GAAP) EBITDA was $8.0 million in the quarter vs. $3.0 million guidance. This represents a $10.9 million improvement compared to the $2.9 million loss in the first quarter ended March 31, 2022.

Q1 2023 Business Highlights

•	Expanded NBA partnership to deepen NBA League Pass innovations and develop a new next generation platform built on Second Spectrum technology

•	Supplied TSN’s new TSN+ direct-to-consumer streaming product with real-time data-driven broadcast overlays for the NFL Playoffs and Super Bowl LVII

•	Launched suite of NFL free-to-play interactive games to grow its international fan base

•	Clinched a new partnership with the Portland Trail Blazers to power immersive broadcasts through Second Spectrum optical tracking technology

•	Introduced Genius Marketing Suite, an all-in-one fan engagement engine specifically developed to transform how a range of partners identify, engage, and retain sports fans

•	Launched augmented broadcasts of English Premier League matches with NBC, Optus, and Premier League Productions

•	Launched a Brazilian Integrity Association to protect the future of sports amidst regulation of online sports betting

Financial Outlook

Genius expects to generate Group Revenue of approximately $400 million and Group Adjusted EBITDA of approximately $49 million in 2023. The Company is also maintaining its expectation to generate positive free-cash-flow in the second half of 2023.

$ in millions	Q1 2023A	Q2 2023E	Q3 2023E	Q4 2023E	FY 2023E
Group Revenue	$97	$80	$99	$124	$400
Betting Technology, Content & Services	$65	$53	$61	$77	$256
Media Technology, Content & Services	$22	$16	$26	$32	$96
Sports Technology & Services	$11	$11	$12	$15	$49
Group Adjusted EBITDA	$8	$14	$16	$11	$49

Note: values may not add up due to rounding

Financial Statements & Reconciliation Tables

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2023	2022
Revenue	$97,229	$85,923
Cost of revenue	87,697	101,375

Gross profit (loss)	9,532	(15,452)

Operating expenses:
Sales and marketing	7,391	9,232
Research and development	6,269	7,391
General and administrative	18,074	32,804
Transaction expenses	828	128

Total operating expense	32,562	49,555

Loss from operations	(23,030)	(65,007)

Interest income (expense), net	418	(391)
Loss on disposal of assets	(11)	(6)
(Loss) gain on fair value remeasurement of contingent consideration	(2,433)	4,408
Change in fair value of derivative warrant liabilities	(534)	8,742
Gain on foreign currency	801	12,632

Total other (expense) income	(1,759)	25,385

Loss before income taxes	(24,789)	(39,622)

Income tax expense	(648)	(576)
Gain from equity method investment	269	—

Net loss	$(25,168)	$(40,198)

Loss per share attributable to common stockholders:
Basic and diluted	$(0.12)	$(0.21)
Weighted average common stock outstanding:
Basic and diluted	206,207,413	195,760,284

Genius Sports Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	(Unaudited)
	March 31	December 31
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$94,443	$122,715
Restricted cash, current	12,343	12,102
Accounts receivable, net	39,694	33,378
Contract assets	42,386	38,447
Prepaid expenses	28,914	28,207
Other current assets	625	1,668

Total current assets	218,405	236,517

Property and equipment, net	12,469	12,881
Intangible assets, net	145,970	149,248
Operating lease right of use assets	6,795	6,459
Goodwill	316,074	309,894
Investments	23,008	23,682
Restricted cash, non-current	24,686	24,203
Other assets	10,450	10,453

Total assets	$757,857	$773,337

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$21,359	$33,121
Accrued expenses	60,225	56,956
Deferred revenue	35,443	41,273
Current debt	7,179	7,405
Derivative warrant liabilities	—	6,922
Operating lease liabilities, current	3,337	3,462
Other current liabilities	17,219	22,001

Total current liabilities	144,762	171,140

Long-term debt – less current portion	35	7,088
Deferred tax liability	15,539	15,009
Operating lease liabilities, non-current	3,622	3,284

Total liabilities	163,958	196,521

Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 212,153,012 shares issued and 208,047,064 shares outstanding at March 31, 2023; unlimited shares authorized, 201,853,695 shares issued and outstanding at December 31, 2022	2,122	2,019
B Shares, $0.0001 par value, 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at March 31, 2023 and December 31, 2022	2	2
Additional paid-in capital	1,619,750	1,568,917
Treasury stock, at cost, 4,105,948 shares at March 31, 2023; nil shares at December 31, 2022	(17,653)	—
Accumulated deficit	(964,121)	(938,953)
Accumulated other comprehensive loss	(46,201)	(55,169)

Total shareholders’ equity	593,899	576,816

Total liabilities and shareholders’ equity	$757,857	$773,337

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Three Months Ended
	March 31	March 31
	2023	2022
Cash Flows from operating activities:
Net loss	$(25,168)	$(40,198)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	17,308	17,495
Loss on disposal of assets	11	6
(Gain) loss on fair value remeasurement of contingent consideration	2,433	(4,408)
Stock-based compensation	10,561	37,180
Change in fair value of derivative warrant liabilities	534	(8,742)
Non-cash interest expense, net	72	172
Non-cash lease expense	964	1,849
Amortization of contract cost	226	229
Deferred income taxes (benefit)	227	11
Provision for doubtful accounts	58	1,020
Gain from equity method investment	(269)	—
Gain on foreign currency remeasurement	(795)	(9,967)
Changes in operating assets and liabilities
Accounts receivable	(5,657)	(5,310)
Contract asset	(3,143)	(12,274)
Prepaid expenses	(143)	(5,947)
Other current assets	1,066	1,832
Other assets	(576)	(3,274)
Accounts payable	(12,306)	1,360
Accrued expenses	2,113	(3,051)
Deferred revenue	(6,592)	6,964
Other current liabilities	925	1,980
Operating lease liabilities	(1,019)	(1,844)
Other liabilities	327	(278)

Net cash used in operating activities	(18,843)	(25,195)
Cash flows from investing activities:
Purchases of property and equipment	(310)	(1,159)
Capitalization of internally developed software costs	(9,979)	(10,419)
Distributions from (contribution to) equity method investments	1,398	(7,871)
Equity investments without readily determinable fair values	—	(150)
Acquisition of business, net of cash acquired	—	(20)
Proceeds from disposal of assets	—	121

Net cash used in investing activities	(8,891)	(19,498)
Cash flows from financing activities:
Repayment of loans and mortgage	(5)	—
Proceeds from exercise of Public Warrants	6,812	—
Repayment of promissory notes	(7,387)	—

Net cash used in financing activities	(580)	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	766	(3,512)
Net decrease in cash, cash equivalents and restricted cash	(27,548)	(48,205)
Cash, cash equivalents and restricted cash at beginning of period	159,020	222,378

Cash, cash equivalents and restricted cash at end of period	$131,472	$174,173

Supplemental disclosure of cash activities:
Cash received (paid) during the period for interest	$490	$(219)
Cash paid during the period for income taxes	$(179)	$(13)
Supplemental disclosure of noncash investing and financing activities:
Shares issued to subsidiary for cashless Public Warrant exercise	$17,653	$—
Promissory notes arising from equity method investments	$—	$14,688
Issuance of common stock in connection with business combinations	$8,440	$17,452

Genius Sports Limited

Reconciliation of U.S. GAAP Net loss to Adjusted EBITDA

(Unaudited)

(Amounts in thousands)

	Three Months Ended March 31,
	2023	2022

	(dollars, in thousands)
Consolidated net loss	$(25,168)	$(40,198)
Adjusted for:
Net, interest (income) expense	(418)	391
Income tax expense	648	576
Amortization of acquired intangibles (1)	9,733	10,721
Other depreciation and amortization (2)	7,801	7,003
Stock-based compensation (3)	10,705	37,180
Transaction expenses	828	128
Litigation and related costs (4)	784	4,917
Change in fair value of derivative warrant liabilities	534	(8,742)
Loss (gain) on fair value remeasurement of contingent consideration	2,433	(4,408)
Gain on foreign currency	(801)	(12,632)
Other (5)	963	2,171

Adjusted EBITDA	$8,042	$(2,893)

(1)	Includes amortization of intangible assets generated through business acquisitions, inclusive of amortization for data rights, marketing products, and acquired technology.
(2)

Includes depreciation of Genius’ property and equipment, amortization of contract cost, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.

(3)

Includes restricted shares, stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes) and equity-classified non-employee awards issued to suppliers.

(4)	Includes mainly legal and related costs in connection with non-routine litigation matters including Sportradar litigation and BetConstruct litigation.
(5)	Includes expenses incurred related to earn-out payments on historical acquisitions, gain/losses on disposal of assets and severance costs.

Webcast and Conference Call Details

Genius Sports management will host a conference call and webcast today at 8:00AM ET to discuss the Company’s first quarter results.

The conference call may be accessed by dialing (646) 307-1963.

A live audio webcast may be accessed on the Company’s investor relations website at investors.geniussports.com along with Genius’ earnings press release and related materials. A replay of the webcast will be available on the website within 24 hours after the call.

About Genius Sports

Genius Sports is the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media. Our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences for the entire sports industry.

We are the trusted partner to over 400 sports organizations, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and Liga MX.

Genius Sports is uniquely positioned through cutting-edge technology, scale and global reach to support our partners. Our innovative use of big data, computer vision, machine learning, and augmented reality, connects the entire sports ecosystem from the rights holder all the way through to the fan.

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures not presented in accordance with U.S. GAAP. A reconciliation of the most comparable GAAP measure to its non-GAAP measure is included above.

Adjusted EBITDA

We present Group adjusted EBITDA and Group adjusted EBITDA margin, non-GAAP performance measures, to supplement our results presented in accordance with U.S. GAAP. Group adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to our revenue-generating operations, including stock-based compensation expense (including related employer payroll taxes), change in fair value of derivative warrant liabilities and remeasurement of contingent consideration. Group adjusted EBITDA margin is calculated as Group adjusted EBITDA divided by Group revenue.

Group adjusted EBITDA and Group adjusted EBITDA margin are used by management to evaluate our core operating performance on a comparable basis and to make strategic decisions. We believe Group adjusted EBITDA and Group adjusted EBITDA margin are useful to investors for the same reasons as well as in evaluating our operating performance against competitors, which commonly disclose similar performance measures. However, our calculation of Group adjusted EBITDA and Group adjusted EBITDA margin may not be comparable to other similarly titled performance measures of other companies. Group adjusted EBITDA and Group adjusted EBITDA margin are not intended to be a substitute for any U.S. GAAP financial measure.

We do not provide a reconciliation of Group adjusted EBITDA to consolidated net income/(loss) on a forward-looking basis because we are unable to forecast certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items are difficult to predict and estimate and are primarily dependent on future events. The impact of these items could be significant to our projections.

Constant Currency

Certain income statement items in this press release are discussed on a constant currency basis. Our results between periods may not be comparable due to foreign currency translation effects. We present certain income statement items on a constant currency basis, as if GBP:USD exchange rate had remained constant period-over-period, to enhance the comparability of our results. We calculate income statement constant currency amounts by taking the relevant average GBP:USD exchange rate used in the preparation of our income statement for the more recent comparative period and apply it to the actual GBP amount used in the preparation of our income statement for the prior comparative period.

Constant currency amounts only adjust for the impact related to the translation of our consolidated financial statements from GBP to USD. Constant currency amounts do not adjust for any other translation effects, such as the translation of results of subsidiaries whose functional currency is other than GBP or USD.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: the effect of COVID-19 on our business, risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; risks related to our ability to achieve the anticipated benefits from the business combination with dMY Technology Group, Inc. II; and other factors included under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 30, 2023.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We undertake no obligation to publicly update or revise any forward-looking statements contained herein, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contact:

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com